FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 5, 2004

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Summary of Resolutions Adopted by the Regular General Meeting of Shareholders Held on April 29, 2004

2.	Telecom Argentina S.A. Appointment of Directors and Members of Supervisory Committee, Independent Auditors and Members of Audit Committee

Item 1.

TELECOM ARGENTINA S.A.

Summary of Resolutions Adopted by the Regular General Meeting of Shareholders Held on April 29, 2004

The meeting in first call was attended by 10 shareholders, 6 per se and 4 by proxy, who hold an aggregate of 632,415,602 shares entitled to the same number of votes and representing 64.24 % of capital and shares.

The resolutions passed on consideration of each of the items of the Agenda were the following:

1°)	Appointment of two shareholders to approve and sign the Minutes

Mr. José Gustavo Pozzi, a representative of Nortel Inversora S.A. and Mr. Fernando Ledesma Padilla, a representative of Morgan Guaranty Trust, the Depository of the Company’s ADRs, were appointed.

2°)	Consideration of documents provided for in section 234, subsection 1 of Law 19,550, the Rules of Comisión Nacional de Valores and the Buenos Aires Stock Exchange Listing Rules and of accounting documents in English required by the Rules of the U.S. Securities & Exchange Commission for the fifteenth fiscal year ended on December 31, 2003.

All the documents submitted to the consideration of the shareholders were approved without changes as submitted by the Board of Directors and the Supervisory Committee, except for the proposal included in the Annual Report concerning the use to be made of the Company’s Retained Earnings, an issue that was dealt with specifically under another item of the Agenda.

3°)	Consideration of fiscal year results and Board of Directors’ proposal to carry over to the new fiscal year the retained earnings negative balance as of December 31, 2003.

The carryover to the new fiscal year of the aggregate of negative retained earnings as of December 31, 2003 was approved.

4°)	Consideration of performance by members of the Board of Directors and of the Supervisory Committee acting during the fifteenth fiscal year.

The performance of the members of the Board of Directors and of the Supervisory Committee who acted throughout the fifteenth fiscal year was approved.

5°)	Consideration of compensation payable to the Board of Directors ($ 1,325,950,- allocated amount) for the fiscal year ended on December 31, 2003, which rendered a loss result assessable under the terms of the Rules of Comisión Nacional de Valores.

An aggregate compensation of $1,325,950.- was assigned to the Board of Directors serving during the fifteenth fiscal year.

6°)	Authorization to Board of Directors to make advance payments on account of fees, in the amount set by the Meeting of Shareholders, to those directors who during the sixteenth fiscal year qualify as “independent directors”, or perform technical-administrative tasks or special tasks, conditional upon the decision made by the Meeting of Sharehoders that considers the documents for such fiscal year.

The Board of Directors was authorized, contingent upon the decision of the meeting of shareholders, to make advance payments of the fees of directors who during the sixteenth fiscal year qualify as “independent directors”, or perform administrative technical tasks or special tasks, in the amount of up to $ 1,800,000.- The Board of Directors was empowered to increase such maximum amount on a reasonable basis in the event the Argentine economy experiences an inflationary process.

7°)	Fees payable to Supervisory Committee

The Supervisory Committee that served during the fifteenth fiscal year was allocated a compensation of $ 170,000.- in the aggregate.

8°)	Determination of the number of regular and alternate directors who shall serve during the sixteenth fiscal year.

The number of regular directors was set in six (6) and of alternate directors, in six (6) to serve during the sixteenth fiscal year.

9°)	Appointment of regular and alternate directors for the sixteenth fiscal year.

Messrs. Oscar Carlos Cristianci, Raúl Antonio Miranda, Alberto Yamandú Messano, Julio Pedro Naveyra, Amadeo Ramón Vázquez and Gerardo Werthein were appointed regular directors and Messrs. Guillermo Alberto Brizuela, Luis María Gómez Iza and Franco Alfredo Livini were designated alternate directors (the substitutes, indistinctly, for Messrs. Cristianci, Messano and Vázquez), Mr. Osvaldo Héctor Canova (the substitute for Mr. Miranda), Ignacio Abel González García (the substitute for Mr. Naveyra) and Mr. Adrián Werthein (the substitute for Mr. Gerardo Werthein).

Regular directors Messrs. Raúl Antonio Miranda, Julio Pedro Naveyra and Amadeo Ramón Vázquez and alternate directors Messrs. Osvaldo Héctor Canova and Ignacio Abel González García are “independent” directors while the other directors appointed are “non-independent”.

10°)	Appointment of regular and alternate members of Supervisory Committee for the sixteenth fiscal year.

Enrique Garrido, María Rosa Villegas Arévalo and Gerardo Prieto were appointed regular members of the Supervisory Committee, and Rafael La Porta Drago and Germán A. Ferrarazzo were designated alternate members (the substitutes, indistinctly, for Mr. Garrido y Mrs. Villegas Arévalo) and Guillermo Feldberg (the substitute for Mr. Prieto).

11°)	Appointment of independent auditors under the financial statements for the sixteenth fiscal year and determination of their compensation as well as that of those who performed during the fiscal year ended on December 31, 2003.

The Accounting Firm “Price Waterhouse & Co” was appointed Independent Auditor under the financial statements for the sixteenth fiscal year and it was decided that its compensation be fixed by the Meeting of Shareholders analyzing such financial statement and the Audit Committee was empowered to determine the manner in which the Independend Auditor shall perform its services and to make advance payments on account of fees.

As to the compensation for the two companies that jointly acted as Independent Auditors during fiscal year ended December 31, 2003, the same was fixed in the aggregate amount of $ 730,000.-, without VAT.

12°)	Analysis of Audit Committee’s budget for fiscal year 2004.

The Audit Committee’s budget for the fiscal year to be ended on December 2004 was set in the amount of $ 500,000,-

All decisions passed at the Meeting were adopted by a majority of the computable votes, without considering voluntary abstentions.

Nora Lavorante attended the Meeting on behalf of the Buenos Aires Stock Exchange.

María Delia Carrera Sala

Attorney-at-law and in-fact

Item 2.

TELECOM ARGENTINA S.A.

APPOINTMENT OF DIRECTORS AND

MEMBERS OF SUPERVISORY COMMITTEE

INDEPENDENT AUDITORS

AND MEMBERS OF AUDIT COMMITTEE

Resolutions adopted by the Regular Meeting of Shareholders held on April 29, 2004 and by the Board of Directors at its meeting of the same date, in connection with the appointment of the members of the Board of Directors and of the Supervisory Committee, the Independent Auditors and the members of the Audit Committee of TELECOM ARGENTINA S.A. who shall hold office during the 16th fiscal year (January 1, 2004 through December 31, 2004):

BOARD OF DIRECTORS: Chairman: Amadeo Ramón Vázquez. Vice Chairman: Gerardo Werthein. Regular Directors: Oscar Carlos Cristianci, Alberto Yamandú Messano, Raúl Antonio Miranda and Julio Pedro Naveyra. Alternate Directors: Guillermo Alberto Brizuela, Osvaldo Héctor Canova, Luis María Gómez Iza, Ignacio Abel González García, Franco Alfredo Livini and Adrián Werthein.

SUPERVISORY COMMITTEE: Regular Members: Enrique Garrido (Chairman), María Rosa Villegas Arévalo and Gerardo Prieto. Alternate Members: Rafael La Porta Drago, Germán A. Ferrarazzo and Guillermo Feldberg.-

INDEPENDENT	AUDITORS: Price Waterhouse & Co.

MEMBERS OF AUDIT COMMITTEE: Raúl Antonio Miranda (independent director), Julio Pedro Naveyra (independent director) and Alberto Yamandú Messano.

María Delia Carrera Sala

Attorney-at-law and in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 5, 2004	By:	/s/ Alberto Yamandú Messano
	Name:	Alberto Yamandú Messano
	Title:	Director